UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, N.E.

Washington, D.C. 20549

REPORT OF

INTERNATIONAL FINANCE CORPORATION

In respect of its

Issue of U.S.$ 100,000,000 4.30 per cent. Fixed Rate Notes due 16 February 2027 under its

Global Medium-Term Note Program

FILED PURSUANT TO RULE 3 OF REGULATION IFC

Dated: February 16, 2024

The following information regarding an issue of U.S.$ 100,000,000 4.30 per cent. Fixed Rate Notes due 16 February 2027 (the “Notes”) by International Finance Corporation (the “Corporation”) under its Global Medium-Term Note Program is being filed pursuant to Rule 3 of Regulation IFC. As authorized by Rule 4 of Regulation IFC, certain information may be provided in the form of a Prospectus and other comparable documents. In the case of the Notes, the relevant issuing documentation is the Information Statement dated October 3, 2023 (the “Information Statement”), the Prospectus dated October 3, 2023 (the “Prospectus”), the Final Terms dated February 14, 2024 (the “Final Terms”), and the Terms Agreement dated February 14, 2024 (the “Terms Agreement”), each of which is either attached as an Exhibit hereto or incorporated by reference from previous SEC filings made by the Corporation.

Item 1.Description of Obligations

See, generally, Final Terms.

(a)	Title and Date. U.S.$ 100,000,000 4.30 per cent. Fixed Rate Notes due 16 February 2027

The Notes will be issued in registered form represented by a registered global certificate deposited with a custodian for DTC. Citibank is the Global Agent for Notes held through DTC. Citibank has direct custodial and depositary linkages with, and will act as custodian for Global Certificates held by DTC. See Prospectus.

(b)

Interest Rate/Interest Payment Date. 4.30 per cent. per annum payable semi-annually in arrears on February 16 and August 16 of each year beginning August 2024 and ending on the Maturity Date. See, Final Terms, Item 15.

(c)	Maturity Date. 16 February 2027.

(d)	Redemption Provisions/Amortization Provisions. The Notes are not redeemable prior to maturity. See Prospectus, Terms and Conditions of the Notes, Condition 5.

(e)	Kind and Priority of Liens. Not applicable.

(f)

Priority of Obligations. The Notes will constitute direct, unconditional, general and unsecured obligations of the Corporation and will rank pari passu and without any preference among themselves and pari passu with all other outstanding unsecured and unsubordinated obligations for borrowed money of the Corporation. See Prospectus, Terms and Conditions of the Notes, Condition 3.

(g)	Amendment of Terms.

The Corporation shall only permit any modification of, or any waiver or authorization of any breach or proposed breach of or any failure to comply with, the Program Agreement or the Terms and Conditions of the Notes, as modified, supplemented and amended by the Final Terms, if to do so could not reasonably be expected to be materially prejudicial to the interests of the Noteholders. See Prospectus at p. 37.

(h)	Other Material Provisions. Not applicable.

(i)	Fiscal/Paying Agent. The Global Agent is Citibank, N.A., London Branch, Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB, England.

Item 2.Distribution of Obligations

(a)	Plan of Distribution. See, generally, Prospectus, cover page, pp. 45-47, the Program Agreement, and the Terms Agreement.

The Dealer, party to the Terms Agreement, has agreed to purchase the Notes at an aggregate purchase price of 100.00 per cent. of the aggregate nominal amount of the Notes. See p. 1 of the Terms Agreement.

(b)	Stabilization Provisions. Not applicable.

(c)	Responsibility of Each Underwriter/Withholding of Commissions. See generally Program Agreement and Terms Agreement.

Item 3.	Distribution Spread. See Final Terms, “Distribution”.

Item 4.	Discounts and Commissions to Sub-Underwriters and Dealers. See Item 2(a) above.

Item 5.	Other Expenses of Distribution Not applicable.

Item 6.	Application of Proceeds. The net proceeds will be used for general operations of the Corporation in accordance with its Articles of Agreement.

Item 7. Exhibits

A.	Information Statement (dated October 3, 2023);[1]

B.	Prospectus (October 11, 2021);[2]

C.	Final Terms (February 14, 2024); and

D.	Terms Agreement (February 14, 2024).

[1]	Incorporated by reference from filing pursuant to Rule 2(a)(3) of Regulation IFC dated October 3, 2023
[2]	Filed on October 25, 2021.